UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bovie Medical Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032347205

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	032347205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RENAISSANCE US GROWTH INVESTMENT TRUST PLC 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

N/A

	6	SHARED VOTING POWER

427,500(1)

	7	SOLE DISPOSITIVE POWER

N/A

	8	SHARED DISPOSITIVE POWER

427,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV , IV
FOOTNOTES

(1) Renaissance US Growth Investment Trust PLC ("RUSGIT") is the record owner and beneficial owner of 427,500 shares of the common stock of Bovie Medical Corp. RUSGIT shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. ("RENN") pursuant to an investment advisory agreement. Mr. Cleveland may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims such beneficial ownership.

CUSIP No.	032347205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Global Special Opportunities Trust PLC 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

N/A

	6	SHARED VOTING POWER

270,242 (2)

	7	SOLE DISPOSITIVE POWER

N/A

	8	SHARED DISPOSITIVE POWER

270,242 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV , IV
FOOTNOTES

(2) Global Special Opportunities Trust PLC ("GSOT") is the record owner and beneficial owner of 270,242 shares of the common stock of Bovie Medical Corp. GSOT shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. ("RENN") pursuant to an investment advisory agreement. Mr. Cleveland may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims such beneficial ownership.

CUSIP No.	032347205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RENN Global Entrepreneurs Fund Inc 75-2533518

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

N/A

	6	SHARED VOTING POWER

950,000 (3)

	7	SOLE DISPOSITIVE POWER

N/A

	8	SHARED DISPOSITIVE POWER

950,000 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.56%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV , IV
FOOTNOTES

(3) RENN Global Entrepreneurs Fund, Inc. ("RENN Global") is the record owner and beneficial owner of 950,000 shares of the common stock of Bovie Medical Corp. RENN Global shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. ("RENN") pursuant to an investment advisory agreement. Mr. Cleveland is the president of RENN and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims such beneficial ownership.

CUSIP No.	032347205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RENN Capital Group Inc 75-2053968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

N/A

	6	SHARED VOTING POWER

1,647,742 (4)

	7	SOLE DISPOSITIVE POWER

N/A

	8	SHARED DISPOSITIVE POWER

1,647,742 (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,742

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.64%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV , IV
FOOTNOTES

(4) GSOT, RUSGIT and RENN Global are the record owners of the common stock of Bovie Medical Corp. They share voting and dispositive power over their respective shares with RENN Capital Group, Inc. ("RENN") pursuant to an investment advisory agreement. Mr. Cleveland is the President of RENN and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims such beneficial ownership.

CUSIP No.	032347205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Russell Cleveland 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

N/A

	6	SHARED VOTING POWER

1,647,742 (4)

	7	SOLE DISPOSITIVE POWER

N/A

	8	SHARED DISPOSITIVE POWER

1,647,742 (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,742

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.64%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV , IV
FOOTNOTES

(4) GSOT, RUSGIT and RENN Global are the record owners of the common stock of Bovie Medical Corp. They share voting and dispositive power over their respective shares with RENN Capital Group, Inc. ("RENN") pursuant to an investment advisory agreement. Mr. Cleveland is the President of RENN and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims such beneficial ownership.

Item 1.

(a)	Name of Issuer
Bovie Medical Corp.

(b)	Address of Issuer’s Principal Executive Offices
734 WALT WHITMAN RD., MELVILLE, NEW YORK 11747

Item 2.

(a)	Name of Person Filing
Renaissance US Growth Investment Trust PLC Global Special Opportunities Trust PLC RENN Global Entrepreneurs Fund Inc RENN Capital Group Inc Russell Cleveland

(b)	Address of Principal Business Office or, if none, Residence
c/o RENN Capital Group Inc 8080 N. Central Expressway, Suite 210, LB-59, Dallas, TX 75206

(c)	Citizenship
United Kingdom, England and Wales US, Texas

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
032347205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: NaN

(b)	Percent of class: 2.50, 1.58, 5.56, 9.64

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: NaN

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: NaN

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Renaissance US Growth Investment Trust PLC

Date: March 05, 2010	By:	/s/ Russell Cleveland
Name: Russell Cleveland
Title: Director

Global Special Opportunities Trust PLC

Date: March 05, 2010	By:	/s/ Russell Cleveland
Name: Russell Cleveland
Title: US Portfolio Manager

RENN Global Entrepreneurs Fund Inc

Date: March 05, 2010	By:	/s/ Russell Cleveland
Name: Russell Cleveland
Title: President, CEO, Director

RENN Capital Group Inc

Date: March 05, 2010	By:	/s/ Russell Cleveland
Name: Russell Cleveland
Title: President & CEO

Date: March 05, 2010	By:	/s/ Russell Cleveland
Name: Russell Cleveland
Title:

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)